FOR IMMEDIATE RELEASE: February 26, 2010	PR 10-05

Atna Reaches Commercial Production Levels at the Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN – OTCBB:ATNAF) is pleased to report that it has reached commercial production levels at its Briggs Mine in Inyo County, California. The Briggs Mine has now averaged over 80 ounces per day of gold production for a period of greater than 30 days. In addition, gold ounces mined and placed on the leach pad in 2010 are exceeding budgeted expectations. Production is expected to further increase as mine productivity continues to improve and as projected mined ore grades increase through the year. The mine is currently on track to produce positive operating cash flow and to achieve its 2010 production target of 36,000 to 40,000 ounces of gold.

“We are pleased with the current gold production levels and operations at Briggs. The mine is on track to achieve budgeted gold production rates, and at these production levels Briggs will produce a positive operating cash flow at current gold prices,” states James Hesketh, President & CEO.

Unit cash cost for gold production in 2010 is estimated to be $600 to $625 per ounce. Life of mine gold production, including 2010, based on the current mineral reserve, is expected to have a cash cost of production in the range of $500 to $525 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs, and an increase in life-of-mine strip ratio. The slope angle on the eastern sector of the Briggs Main Pit was reduced to create a greater safety factor resulting in an increased strip ratio for that pit. Productivity improvement and cost containment will be a primary focus of operations in 2010.

Restart activities at Briggs commenced in fourth quarter 2008 and the first gold pour was completed in May 2009. Overall spending was generally on target with original budget.  In-process gold inventory at year end 2009 was approximately 8,300 ounces with an inventory value of $6.9 million. Production details for Briggs in 2009 are shown in the following table:

Production Statistic	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total 2009
Waste tons	280,555	1,008,220	1,171,873	792,701	3,253,349
Ore tons	232,534	180,061	330,019	591,580	1,334,194
Total tons	513,089	1,188,281	1,501,892	1,384,281	4,587,543
Ore grade (oz/ton)	0.039	0.015	0.015	0.013	0.018
Gold ounces mined	9,141	2,635	5,077	7,419	24,272
Gold ounces produced in doré	-	1,972	4,603	4,623	11,198
Gold ounces sold	-	1,955	3,895	5,038	10,888

Cash cost of gold production ($/oz)	N/A	N/A	$893	$923	$908

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute standards.  Production accounting commenced at Briggs at the end of the Second Quarter.

The unit cash cost of gold production was higher than anticipated for 2009, primarily due to normal mine start up conditions:

•	Small working areas;
•	Limited availability of trained operators and mining professionals;
•	Mining equipment availability;
•	Leach pad dynamics.

Approximately $15.7 million in capital has been spent on the Briggs project through December 31, 2009. Capital spending for 2010 at Briggs is projected to be about $5.1 million. This amount includes approximately $2.0 million in capital lease payments for major mining equipment and $1.9 million in spending towards completion of a $3.2 million leach pad expansion. The pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current minable reserves.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to gold production at the Biggs Mine.  Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration, development and production operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com